LINUX GOLD CORP. ANNOUNCES GOLD, PLATINUM & URANIUM RESULTS ON 68 SQUARE MILE ALASKA PROPERTY

For Immediate Release: November 6, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce the results of a preliminary heavy mineral sampling program, reported by Jeff Keener, Linux Gold Corp.’s consulting geologist, on the Dime Creek mineral property in western Alaska, about 150 miles east of Nome. Dime Creek is located 16 miles south of the Granite Mountain polymetallic prospect, also being explored by Linux Gold Corp. The Company owns 12 State of Alaska mining claims (760 acres) located on the Dime Creek alluvial gold and platinum deposit. Historically, about 40,000 ounces of gold and 250 ounces of platinum were recovered by primitive hand and mechanical mining methods from open-cuts on shallow stream deposits and shafts on buried, ancient channels.

In 2006, Jeff Keener, project manager for Linux Gold Corp.’s Granite Mountain exploration program, collected placer samples from six widely spaced locations along the stream, including virgin gravel, old tailings, and dumps alongside shafts. Shallow pits were dug with a shovel and placer samples were concentrated on-site with a goldpan. Multiple pans were collected from each site and bulked together as a single sample. All visible gold particles were removed and weighed to obtain placer ore-grades and the remaining concentrates were analyzed for gold, platinum, and other elements by Acme Laboratories using fire assay and ICP-ES techniques.

Two samples of virgin gravel and bedrock yielded coarse particles of lustrous placer gold with ore grades of 0.035 and 0.087 ounces of gold per cubic yard. The purity of the placer gold previously recovered on Dime Creek is unusually high and reported to be 950 fine. No grains of native platinum were observed in the pan samples, however, assays of the remaining concentrates returned concentrations of 633 ppb and 9230 ppb of platinum for the respective placer samples. Other samples of tailings and dumps yielded finer grains of placer gold and contained up to 816 ppb platinum.

The alluvial deposits on Dime Creek are composed of mostly volcanic andesite and basalt sand and gravel with occasional cobbles of intrusive olivine dunite. Where seen, bedrock underlying the stream is the same volcanic rock as found in the gravel. This relationship and in consideration of the high purity of placer gold and the significant component of platinum suggests a mafic-ultramafic source for the precious metals.

Based on the positive results of the preliminary sampling and the observation that large amounts of un-mined placer material remain within the drainage, Keener recommends a Phase One placer examination in 2007. This program would include mapping and sampling of the old mine workings, digging pits and sampling placer gravel in un-mined ground, and identifying targets for mechanical exploration in 2008. In addition to the placer examination, soil and rock samples would be collected along valley walls and rims to investigate possible sources for the gold and platinum found in the stream deposits.
Other nearby streams were also sampled for heavy minerals, including the upper part of Quartz Creek, several miles northwest of Granite Mountain. Multiple-pan, bulk samples were collected within an old placer mine pit, yielding fine grains of placer gold and giving ore-grades of 0.003 and 0.008 ounces of gold per cubic yard. The remaining concentrates were analyzed by Acme Laboratories using ICP-MS techniques and resulted in 92.5 ppm and 186.2 ppm uranium, as well as elevated amounts of hafnium, niobium, tantalum, yttrium, thorium, tungsten, and zircon. These results suggest an intrusive source of rare-earth zircon and warrant further geological investigation in the upper part of the drainage.

ABOUT LINUX GOLD CORP:
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
Contact: John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.